December 20, 2024

Michael C. Crapps
Chief Executive Officer
First Community Corporation
5455 Sunset Blvd.
Lexington, South Carolina 29072

       Re: First Community Corporation
           Registration Statement on Form S-3
           Filed December 18, 2024
           File No. 333-283896
Dear Michael C. Crapps:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Brittany M. McIntosh